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                                                                 EXHIBIT (A)(6)

                               PJ AMERICA, INC.

                                                                  July 20, 2001

Dear Stockholder:

   We are writing to inform you that, on June 28, 2001, PJ America, Inc. ("PJAM") entered into an Agreement and Plan of Merger (the "Merger Agreement") with PJ Acquisition Corp. (the "Purchaser"), an entity formed by several of PJAM's officers, directors and significant stockholders (the "Investor Group"). Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer for all of the outstanding shares (the "Shares") of PJAM common stock at a price of $8.75 per share, in cash, less any amounts required by law to be withheld and paid to governmental entities, subject to the terms and conditions of the Offer to Purchase and the related Letter of Transmittal accompanying this letter (which, together with any amendments or supplements thereto, constitute the "Offer").

   The Investor Group formed the Purchaser for the purpose of making this Offer. Members of the Investor Group currently own approximately 40% of PJAM.

   The Offer is conditioned, among other things, upon there having been validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares that together with the Shares owned by the Investor Group constitute at least 90% of the outstanding Shares. The Merger Agreement provides that, following the tender offer, the Purchaser will merge with and into PJAM (the "Merger") in accordance with the applicable provisions of the Delaware General Corporation Law. Following the Merger, PJAM will be the surviving corporation and the separate existence of the Purchaser will cease.

   At a meeting on June 28, 2001, we accepted the unanimous recommendation of a Special Committee of independent directors and by unanimous decision of those directors participating (i) determined that each of the Offer, the Merger and the Merger Agreement is advisable, fair to and in the best interests of PJAM and its stockholders (other than the Purchasers and the members of the Investor Group); (ii) approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby; and (iii) resolved to recommend that the stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

   In arriving at our recommendation, we gave careful consideration to the factors described in "SPECIAL FACTORS--Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger" in the enclosed Offer to Purchase and in PJAM's Solicitation/Recommendation Statement on Schedule 14D-
9. Among the many factors considered by us in evaluating the tender offer and the merger was the written opinion, dated June 27, 2001, delivered to the Special Committee by its financial advisor, Banc of America Securities LLC, that, as of the date of the opinion and subject to the various assumptions and limitations described in the opinion, the offer price of $8.75 per share in cash to be received by the holders of Shares, other than the Purchaser and the Investor Group, pursuant to the proposed transaction was fair from a financial point of view to those holders. The opinion contains a description of the procedures followed, matters considered and assumptions and limitations on the review undertaken by Banc of America Securities in rendering its opinion. The written opinion of Banc of America Securities is attached as Annex A to the
Schedule 14D-9. The opinion does not constitute a recommendation by Banc of America Securities to you as to whether or not you should tender your Shares pursuant to the Offer or as to any other matter relating to the Offer. You should read the opinion carefully and in its entirety.

   Enclosed for your consideration are copies of the Offer to Purchase and other tender offer materials and PJAM's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. You should read these documents carefully and in their entirety.

                                      Sincerely,
                                      PJ AMERICA, INC.
                                      By: D. Ross Davison
                                      Chief Financial Officer